Portage Biotech
(the "Company")

FORM OF PROXY ("PROXY")

Annual General Meeting
November 10, 2022 at 10:30 a.m. EST
61 Wilton Road, Westport CT 06880
Virtual Meeting: https://virtual-meetings.tsxtrust.com/1409
Password (case sensitive): portage2022
(the "Meeting")

RECORD DATE:	September 26, 2022
CONTROL NUMBER:	
SEQUENCE #:	
FILING DEADLINE FOR PROXY:	November 8, 2022 at 6:00 p.m. EST

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **Ian Walters**, whom failing **Allan Shaw**, or failing both of them **Brian Wiley** (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	FOR	WITHHOLD
a) Ian Walters	☐	☐
b) Greg Bailey	☐	☐
c) Jim Mellon	☐	☐
d) Steve Mintz	☐	☐
e) Linda Kozick	☐	☐
f) Mark Simon	☐	☐
g) Robert Glassman	☐	☐

2. Approval Of The 2021 Equity Incentive Plan	FOR	AGAINST
On January 13, 2021, the Board approved the 2021 Equity Incentive Plan, which was amended and restated on January 19, 2022 (the "2021 Plan"), which permits the Board to grant awards of ordinary shares, subject to shareholder approval. The 2021 Plan provides for the grant of awards to our employees, consultants and directors. If the 2021 Plan is not approved, it may be continued as an equity plan by the Board, but it will not be able to provide for tax qualified incentive options or satisfy stock exchange requirements. If no approved by the shareholders, the current intention of the Board is to continue the 2021 Plan and issue awards as appropriate and permitted thereunder.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) *Date (MM/DD/YYYY)*

TMX | TSX Trust

Proxy Voting – Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.**
2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**
3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.
5. **Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Company.
6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Company.
7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and *must be received by TSX Trust Company* before the ***Filing Deadline for Proxies***, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.
8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.
9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Investor inSite

TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit
https://www.tsxtrust.com/t/investor-hub/forms/investor-insite-registration

Click on, "*Register*" and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.

Notice-and-Access

The securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including our annual financial statements and management's discussion and analysis, on a website in addition to the United States Securities and Exchange Commission. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the proxy materials on the reverse. You should review the proxy materials before voting.

Portage Biotech has elected to utilize notice-and-access and provide you with the following information:

Meeting materials are available electronically at the United States Securities and Exchange Commission at https://www.sec.gov/edgar/searchedgar/companysearch and also at https://docs.tsxtrust.com/2175.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869 or email tsxtis@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by November 1, 2022.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive our Annual Financial Statements and MD&A by mail.

Instead of receiving the financial statements by mail, you may choose to view these documents on the United States Securities and Exchange Commission at https://www.sec.gov/edgar/searchedgar/companysearch.

I am currently a security holder of the Company and as such request the following:

☐ **Annual Financial Statements with MD&A**

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593

Portage Biotech
2022